Item 3.19: Fees

Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

The commissions charged for using the ATS are calculated on a per-share basis. As discussed in this section, the commission rate is dependent on the type of transaction, as well as the origin of the order, as discussed below, with discounts available based on a Subscriber's total traded quantity over the course of a calendar month. In the event that none of the pricing described in this section applies to an execution, the execution will be charged a commission of $0.0010 per executed share. The commission structure is the same for all Subscribers, outside of Custom Groups and Firm Up Orders.

CUSTOM GROUPS AND FIRM UP ORDERS: The ATS does not have a standard commission schedule associated with Custom Groups or Firm Up Orders. Execution of Firm Up Orders or orders executed in a Custom Group are charged commissions in a range from $0 per share to $0.0015 per share. The commissions associated with Custom Group and Firm Up Order executions are at a negotiated rate, and the negotiated rate for a Custom Group execution and Firm Up Order execution may be subject to different negotiated commission rates with a single Subscriber. Factors considered when negotiating commissions change from time to time and may include but are not limited to historical trading volumes and patterns, anticipated trading volumes and patterns, and the characteristics of the orders (for example, how frequently marketable the orders are, size of orders, breadth of symbols, resting times, origin of the order flow (retail or institutional), etc). The commissions charged for Custom Group or Firm Up Order executions may be re-evaluated from time to time.

RETAIL: Additionally, there is no commission charged for executions on orders that the Subscriber has attested, on an order-by-order basis, as originating from retail flow. This is irrespective of whether or not the executions occur inside of a Custom Group.

INTRODUCTORY DISCOUNTS: As discussed in Item 19c, the Operator may offer an introductory discount period, pertaining to new Subscribers, new functionality, existing Subscribers' initial use of existing functionality, or material changes in existing Subscribers' use of existing functionality (see Item 19c) for which the Operator determines the discount amount and length of the discount period. The discounted commissions will generally be between $0.0000 and $0.0005 per share. The length of the discount period will generally be 3 to 6 months, subject to revision at the Operator's discretion (e.g. based upon onboarding progress).

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FEE PASSTHROUGH: In addition to the commissions described above, the Operator passes through certain regulatory fees it is assessed (e.g. Section 31 fees, and Trading Activity Fees) to Subscribers. The OneChronos ATS is the CAT Executing Broker for both the buyer and the seller on all trades it executes and the Operator is charged CAT fees accordingly, which it then passes through to Subscribers.

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OTHER: The ATS does not charge Subscribers for network connectivity, access, or execution data.

Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

No such fees are charged; no additional services are bundled with the use of the ATS.

Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

INTRODUCTORY DISCOUNTS:

The Operator may offer five types of introductory discounts, at its discretion, as described in Item 19a. Discounts may be available:

1) To new Subscribers to the ATS, in the form of discounted commissions on their executions.
2) When the Broker-Dealer Operator introduces new functionality (e.g., order types, order instructions) in the form of discounted commissions on executions resulting from the new functionality.
3) When an existing Subscriber is using existing functionality (e.g., order types, order instructions) for the first time.
4) When an existing Subscriber changes their usage of existing functionality in a way that materially increases anticipated activity on the platform (for example, increasing the number of symbols traded, average order size, price aggressiveness, duration of orders).
5) When an existing Subscriber sends an entirely new category of flow to the ATS (e.g, if a Subscriber enables a new trading strategy, if a Subscriber routes flow for a new client to the ATS, or if a Subscriber routes qualitatively distinct (e.g. retail) flow to the ATS).

In all of the above cases, the amount of the discount, and the amount of time for which the discount applies may be negotiated with an individual Subscriber, but will be in line with the ranges discussed in Item 19a. Factors involved in determining the amount of discount and the time for which the discount applies include but are not limited to the Subscribers anticipated volume, the characteristics of their orders (for example the number of symbols traded, average order size, amount of price improvement, duration of orders), and their usage of new ATS functionality.

VOLUME-BASED TIERING:

The Operator offers volume-based tiering where Subscribers can pay lower commissions, as follows:

If a Subscriber's total traded volume for a calendar month is greater than or equal to 5% of OneChronos total matched volume for the calendar month, the Subscriber will incur a commission of $0.0007 per share.

If a Subscriber's total traded volume for a calendar month is greater than or equal to 7% of OneChronos total matched volume for the calendar month, the Subscriber will incur a commission of $0.0005 per share.

The Base Rate commission (i.e., the rate charged in the event no discounts/other pricing apply) of $0.0010 is the same for all Subscribers. Any discount will be calculated retroactively on all shares traded for that calendar month. In the event the execution is eligible for a lower commission by way of other pricing described in this section (for example, if the retail pricing applies, or the execution is in a Custom Group with a lower negotiated commission), the lower commission will apply. Subscribers' traded volume and OneChronos matched volume are computed as the sum of total shares traded/matched across all securities.